Exhibit 99.8

CONSENT OF REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Annual Report on Form 40-F of our report dated March 15, 2022, with respect to the consolidated financial statements of Largo Inc. as at and for the years ended December 31, 2021 and 2020, which appears in Exhibit 99.2 to this Annual Report on Form 40-F of Largo Inc.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333- 256282), as amended, and Form S-8 (No. 333-258713) of Largo Inc. of our report dated March 15, 2022 referred to above. We also consent to reference to us under the heading "Interests of Experts," which appears in the Annual Information Form included in Exhibit 99.1, which is incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Toronto, Ontario, Canada

March 16, 2022